UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.

1. Name and Address of Reporting Person
   Jones, Dennis R.
   770 North Water Street
   Milwaukee, WI 53202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Marshall & Ilsley Corporation (MI)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   11/1999
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       12/16/1993               21352       A      $0.000000  21352            D
Common Stock                       12/31/1996 G             -252        D      $0.000000  21100            D
Common Stock                       02/06/1998 M             6000        A      $11.292000 21100            D
Common Stock                       02/06/1998 S             -6000       D      $57.773000 21100            D
Common Stock                       11/29/1999 M             4000        A      $21.000000 21100            D
Common Stock                       11/29/1999 S             -4000       D      $65.867500 21100            D
Common Stock                       12/16/1993               4102.8447   A      $0.000000  4102.8447        I           Spouse
Common Stock                       03/21/1995 R             28.4592     A      $21.625000 4131.3039        I (2)       Spouse
                                   (1)
Common Stock                       06/21/1995 R             30.3301     A      $22.475000 4161.634         I (2)       Spouse
                                   (1)
Common Stock                       09/19/1995 R             26.7969     A      $25.625000 4188.4309        I (2)       Spouse
                                   (1)
Common Stock                       12/19/1995 R             26.3272     A      $26.250000 4214.7581        I (2)       Spouse
                                   (1)
Common Stock                       03/19/1996 R             26.8655     A      $25.886000 4241.6236        I           Spouse
Common Stock                       06/20/1996 R             27.9651     A      $28.060000 4269.5887        I           Spouse
Common Stock                       09/20/1996 R             27.4977     A      $28.725000 4297.0864        I           Spouse
Common Stock                       12/18/1996 R             24.5639     A      $32.363000 4321.6503        I           Spouse
Common Stock                       03/19/1997 R             21.2432     A      $37.636000 4342.8935        I           Spouse
Common Stock                       06/18/1997 R             20.3634     A      $42.654000 4363.2569        I           Spouse
Common Stock                       09/17/1997 R             17.4757     A      $49.935000 4380.7326        I           Spouse
Common Stock                       12/17/1997 R             14.8352     A      $59.059000 4395.5678        I           Spouse
Common Stock                       12/17/1998 R       V     18.6956     A      $52.350000 4414.2634        I           Spouse

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $0       12/12/1996 A         6000        12/12/1997 12/12/2006 Common  6000     $31.875000 6000     D
                                                                               Stock
Stock Option   $11.292  12/14/1989 A         6000        12/14/1990 12/14/1999 Common  6000     $11.292000 6000     D
                                                                               Stock
Stock Option   $11.292  02/06/1998 M               6000             12/14/1999 Common  6000     $11.292000 0        D
                                                                               Stock
Stock Option   $21      02/15/1994 A      V  4000        02/15/1995 02/15/2004 Common  4000     $21.000000 4000     D
                                                                               Stock
Stock Option   $21      11/29/1999 M               4000  02/15/1995 02/15/2004 Common  4000     $21.000000 0        D
                                                                               Stock
Stock Option   $26.1875 12/14/1995 A 4       6000        12/14/1996 12/14/2005 Common  6000     $26.187500 6000     D
                                                                               Stock
Stock Option   $57      12/11/1997 A         6000        12/11/1998 12/11/2007 Common  6000     $57.000000 6000     D
                                                                               Stock
Perf. Shares   $0       12/14/1995 A         3000         (3)       12/31/1998 Common  3000     $0.000000  3000     D
                                                                               Stock            (3)
Perf. Shares   $0       12/12/1996 A         3000         (3)       12/31/1999 Common  3000     $0.000000  3000     D
                                                                               Stock            (3)
Perf. Shares   $0       12/11/1997 A         3000         (3)       12/31/2000 Common  3000     $0.000000  3000     D
                                                                               Stock            (3)

Explanation of Responses:
(1) Shares acquired pursuant to a dividend reinvestment program exempt under Rule 16b-2.
(2) The reporting person disclaims beneficial ownership of all securities held by his children, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such secur
(3) Award of performance shares under 1994 Long-Term Incentive Plan for Executives.
           Performance shares may be paid following expiration of the performance period at

SIGNATURE OF REPORTING PERSON
/s/ Dennis R. Jones

DATE
12/02/1999